UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHEWY, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Titles of Class of Securities)

16679L109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16679L109	13G	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON BC Partners Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,772,454 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,772,454 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,772,454 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 78.7%
12	TYPE OF REPORTING PERSON OO (Limited Company)

(a)	311,188,356 of these shares represent shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON CIE Management IX Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,772,454 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,772,454 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,772,454 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 78.7%
12	TYPE OF REPORTING PERSON OO (Limited Company)

(a)	311,188,356 of these shares represent shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Argos Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,772,454 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,772,454 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,772,454 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 78.7%
12	TYPE OF REPORTING PERSON HC

(a)	311,188,356 of these shares represent shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Argos Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,772,454 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,772,454 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,772,454 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 78.7%
12	TYPE OF REPORTING PERSON PN

(a)	311,188,356 of these shares represent shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Citrus Intermediate Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,772,454 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,772,454 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,772,454 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 78.7%
12	TYPE OF REPORTING PERSON PN

(a)	311,188,356 of these shares represent shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Argos Intermediate Holdco I Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,772,454 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,772,454 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,772,454 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 78.7%
12	TYPE OF REPORTING PERSON CO

(a)	311,188,356 of these shares represent shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Buddy Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,285,013 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,285,013 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,285,013 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON CO

(a)	Represents shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Buddy Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 165,000,000 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 165,000,000 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.5%
12	TYPE OF REPORTING PERSON CO

(a)	Represents shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

CUSIP No. 16679L109	13G	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Buddy Chester Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,584,098 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,584,098 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16679L109	13G	Page 11 of 17 Pages

Item 1(a).	Name of Issuer:

Chewy, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1855 Griffin Road, Suite B-428

Dania Beach, Florida 33004

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i)	BC Partners Holdings Limited

(ii)	CIE Management IX Limited

(iii)	Argos Holdings GP LLC

(iv)	Argos Holdings L.P.

(v)	Citrus Intermediate Holdings L.P.

(vi)	Argos Intermediate Holdco I Inc.

(vii)	Buddy Holdings III LLC

(ix)	Buddy Holdings II LLC

(xi)	Buddy Chester Sub LLC

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

(i)	BC Partners Holdings Limited

Floor 2, West Wing

Trafalgar Court Les Banques

St. Peter Port, Guernsey GY1 4LY

(ii)	CIE Management IX Limited

Arnold House

PO Box 273

St. Julian’s Avenue

St. Peter Port, Guernsey GY1 3RD

(iii)	Argos Holdings GP LLC

650 Madison Avenue

New York, New York 10022

CUSIP No. 16679L109	13G	Page 12 of 17 Pages

(iv)	Argos Holdings L.P.

650 Madison Avenue

New York, New York 10022

(v)	Citrus Intermediate Holdings L.P.

650 Madison Avenue

New York, New York 10022

(vi)	Argos Intermediate Holdco I Inc.

650 Madison Avenue

New York, New York 10022

(vii)	Buddy Holdings III LLC

650 Madison Avenue

New York, New York 10022

(ix)	Buddy Holdings II LLC

650 Madison Avenue

New York, New York 10022

(xi)	Buddy Chester Sub LLC

19601 N. 27th Avenue

Phoenix, Arizona 85027

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common stock, $0.01 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

16679L109

Item 3.

Not applicable.

Item 4.	Ownership

(a)-(c)

Pursuant to and as described in the Issuer’s registration statement on Form S-1 (File No. 333-231095) relating to the initial public offering of its Class A Common Stock, shares of Class B Common Stock of the Issuer are convertible into shares of Class A Common Stock of the Issuer on a one-for-one basis at any time at the option of the holder, automatically upon any transfer, with certain exceptions, and upon certain other events as described therein.

As of December 31, 2021, 106,903,343 shares of Class B Common Stock were held of record by Argos Intermediate Holdco I, 39,285,013 shares of Class B Common Stock were held of record by Buddy Holdings III LLC, 165,000,000 shares of Class B Common Stock were held of record by Buddy Holdings II LLC and 17,584,098 shares of Class A Common Stock were held of record by Buddy Chester Sub LLC.

CUSIP No. 16679L109	13G	Page 13 of 17 Pages

Argos Holdings GP LLC (“GP LLC”) is the general partner of Argos Holdings L.P. (“Argos”). Argos is the sole common equity holder of Citrus Intermediate Holdings L.P. (“Citrus”). GP LLC is the general partner of Citrus. Citrus is the sole stockholder of Argos Intermediate Holdco I Inc. (“Holdco I”). Holdco I is the sole member of Buddy Chester Sub LLC, Buddy Holdings III LLC and Argos Intermediate Holdco II LLC (“Holdco II”). Holdco II is the sole member of Argos Intermediate Holdco III LLC (“Holdco III”). Holdco III is the sole member of Buddy Holdings II LLC. CIE Management IX Limited controls a majority of the equity interests of GP LLC and has the power to appoint members to the board of directors of GP LLC who may exercise majority voting power at meetings of the board of directors of GP LLC. BC Partners Holdings Limited is the controlling shareholder of CIE Management IX Limited. Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Percent of Class:

See responses to Item 11 on each cover page.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 16679L109	13G	Page 14 of 17 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 16679L109	13G	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2022

BC PARTNERS HOLDINGS LIMITED

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Authorized Signatory

CIE MANAGEMENT IX LIMITED

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Authorized Signatory

ARGOS HOLDINGS GP LLC

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

ARGOS HOLDINGS L.P.

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

CITRUS INTERMEDIATE HOLDINGS L.P.

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

ARGOS INTERMEDIATE HOLDCO I INC.

By:	/s/ James Kim
Name:	James Kim
Title:	Authorized Signatory

BUDDY HOLDINGS III LLC

By:	/s/ James Kim
Name:	James Kim
Title:	Authorized Signatory

CUSIP No. 16679L109	13G	Page 16 of 17 Pages

BUDDY HOLDINGS II LLC
By:	/s/ James Kim
Name:	James Kim
Title:	Authorized Signatory

BUDDY CHESTER SUB LLC
By:	/s/ James Kim
Name:	James Kim
Title:	Authorized Signatory

CUSIP No. 16679L109	13G	Page 17 of 17 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 14, 2022, by and among each of the Reporting Persons.